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                           April 1, 2021

       Seth Grae
       President and Chief Executive Officer
       Lightbridge Corporation
       11710 Plaza America Drive, Suite 2000
       Reston, VA 20190

                                                        Re: Lightbridge
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2021
                                                            File No. 333-254702

       Dear Mr. Grae:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              David Crandall